January 10, 2025

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance,
Office of Technology
Morgan Youngwood and Stephen Krikorian

VIA EDGAR

Re: Stratasys Ltd. (the “Company” or “Stratasys”)
Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”)
Filed March 11, 2024
Form 6-K
Furnished on November 13, 2024
File No. 001-35751

Dear Sirs:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced reports that were provided to the Company by the Staff in its letter dated December 17, 2024 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 20-F for the fiscal year ended December 31, 2023

Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 83

1.We note your adjustment for “Equity method related amortization, divestments and impairments” during the twelve months ended December 31, 2023. Please help us better understand the nature and amounts allocated to each component of this adjustment. For instance, describe the nature of and amounts attributable to the equity method related amortization portion of the adjustment.

Company Response: We respectfully acknowledge the Staff’s comment.

According to the Company’s policy as disclosed in the Form 20-F, our management utilizes certain non-GAAP measures in measuring our ongoing performance. We calculate those non-GAAP measures by eliminating certain non-cash and/or non-recurring items, including “Equity method related amortization, divestments and impairments”, among other items, from corresponding GAAP measures. The aggregate amount of the adjustment for “Equity method related amortization, divestments and impairments”, which amounted to $24.9 million in total for the twelve months ended December 31, 2023, primarily consisted of a $13.9 million adjustment to eliminate impairment charges, a $6.3 million adjustment to eliminate restructuring and other related costs, and a $4.7 million adjustment to eliminate

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

amortization of intangible assets, in each case related to our investment in Ultimaker. We describe those items for which we adjusted below:

–Acquired intangible assets- amortization related to Purchase Price Allocation. Our policy applies to our subsidiaries, as well as to the share in profit (losses) of associated companies.
–Restructuring and other related costs. Our policy applies to our subsidiaries, as well as to our share in profit (losses) of associated companies.
–Impairment of long-lived assets due to lower fair value compared to their book value. During 2023, the Company considered certain events as indications of potential impairment of our investment in Ultimaker, and accordingly performed an impairment analysis for that investment, and determined the amount of the charge to our earnings due to that impairment.

The Company believes that these items eliminated in our non-GAAP adjustments either (i) do not reflect actual cash outlays that impact our liquidity and our financial condition, or (ii) have a non-recurring impact on our statement of operations, as assessed by management.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Certain Transactions, page F-21

2.Please tell us your consideration of providing summarized financial information for your equity method investments. We refer you to ASC 323-10-50-3(c) and Rule 4-08(g) of Regulation S-X. Provide us with your significance test calculations for each period presented in accordance with Rule 1-02(w) of Regulation S-X.

Company Response: We respectfully acknowledge the Staff’s comment.

The Company considered ASC 323-10-50-3(c) and Rule 4-08(g)’s disclosure requirements for summarized financial information of subsidiaries owned less than 50% accounted for by the equity method, which would require us to present in the notes to our financial statements summarized financial information for all unconsolidated subsidiaries when any unconsolidated subsidiary, or a combination of unconsolidated subsidiaries, meet(s) the definition of a “significant subsidiary” under Rule 1-02(w) of Regulation S-X.

We determined the significance of our equity method investments in accordance with Rule 1-02(w) of Regulation S-X for each of our fiscal years required to be presented in the Form 20-F (2023 and 2022) using all three tests under that rule, as detailed under Appendix 1 to this letter. The results of those tests for the significance of our equity method investments were as follows:

–Investment test – For each of fiscal years 2023 and 2022, the significance was less than 10%.
–Asset test - For each of fiscal years 2023 and 2022, the significance was less than 10%.
–Income test – For each of fiscal years 2023 and 2022, since the revenue component test did not exceed 10% of our total consolidated revenues in either of the subject years, the "Income test" is not considered as exceeding the significance threshold.

Because our equity method investments were not significant under any of the three tests of Rule 1-02(w) of Regulation S-X for any of the subject years, summarized financial information was not required to be presented for those investments.

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

Note 14. Entity-Wide Disclosure, page F-47

3.We note your disclosure of revenues by geographical area, including Americas (primarily the United States), EMEA and Asia-Pacific. Please explain to us how your disclosure complies with ASC 280-10-50-41, which requires separate disclosure of revenues attributable to an individual foreign country, to the extent material.

Company Response: We respectfully acknowledge the Staff’s comment.

The Company considered ASC 280-10-50-41’s disclosure requirements for separate disclosure of revenues attributable to an individual foreign country to the extent those revenues were material. Except for the United States, no other country contributed more than 10% towards our consolidated revenues, Consequently, we aggregated all such countries’ revenues towards applicable geographic regions in lieu of presentation on an individual country basis. In the Americas region, the United States represented more than 90% of the regional revenues. Other countries included in the Americas region were Canada and Mexico (among others). None of those countries (other than the United States) contributed more than 2% to our consolidated revenues.

Form 6-K furnished on November 13, 2024, page 1

4.We note that you present Adjusted EBITDA in your earnings releases. Please tell us your consideration of providing reconciliations to the most directly comparable GAAP financial measure. We refer you to Item 10(e)(1)(B) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment.

The Company considered Item 10(e)(1)(B) of Regulation S-K’s disclosure requirements for the reconciliation of a non-GAAP measure to its directly comparable GAAP measure and has been partially providing this reconciliation in a table, on page 7 of the subject Form 6-K (the third table) as part of our adjustment of GAAP operating income to our comparable non-GAAP measure (“non-GAAP operating income”). Depreciation was the only measure that was excluded when adjusting non-GAAP operating income to Adjusted EBITDA.

Adjusted EBITDA is calculated as GAAP operating income (loss), adjusted to exclude depreciation and amortization expenses, non-cash stock-based compensation expense, restructuring and other related costs, changes in fair value of investments, transaction-related costs associated with acquisitions and other one-time expenses, as partially appears in the table as part of our non-GAAP adjustments to GAAP operating income (loss).

We will provide such disclosure related to our Adjusted EBITDA reconciliation in accordance with Item 10(e)(1)(B) of Regulation S-K in future documents filed with or furnished to the Commission.

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

5.We note that you present the 2024 financial outlook guidance for Adjusted EBITDA, Non-GAAP gross margins and Non-GAAP operating margins without providing reconciliations to the most directly comparable GAAP financial measures or a statement that providing such reconciliations requires unreasonable efforts. Please explain how you considered the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response: We respectfully acknowledge the Staff’s comment.

The Company cannot provide reconciliation of our outlook guidance for Non-GAAP gross margins to the most directly comparable GAAP financial measures without unreasonable efforts or with reasonable certainty from a quantitative perspective. This derives from the effort needed to classify correctly items as “Reorganization and other”. We will provide a statement to such effect when we provide outlook guidance in future reports furnished to or filed with the Commission.

For our outlook guidance for “Non-GAAP operating margins” and “Adjusted EBITDA”, we will provide additional disclosures related to reconciliations to the most directly comparable GAAP financial measures in our future reports furnished to or filed with the Commission.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned (email: eitan.zamir@stratasys.com or telephone: 011-972-54-495-5819) or our legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv.- email: jonathann@meitar.com or telephone: 011-972-52-312-5574).

Sincerely,

/s/ Eitan Zamir
Chief Financial Officer
Stratasys Ltd.

cc: Morgan Youngwood
Stephen Krikorian
(Securities and Exchange Commission)

Yoav Zeif, Chief Executive Officer
Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

Appendix 1

Equity method investment A - Significance Tests 2023
(U.S. $ in millions)
Investment Test
SSYS Total Assets	$1,133.9
Equity method investment	$67.8
Significance	6%

Asset Test
SSYS Total Assets	$1,133.9
Equity method investment Total Assets	$67.2
SSYS holding %	46.5%
SSYS Share of equity method investment Total Assets	$31.2
Significance	3%

Income Test
Income Component
SSYS Pretax Income from Continuing Operations	$(84.6)
SSYS Share of equity method investment (46.5%) Pretax Income from Continuing Operations	$(32.4)
Significance	38%

Revenue Component
SSYS Revenue	$627.6
Equity method investment Revenue	$81.9
SSYS holding %	46.5%
SSYS Share of equity method investment Revenue	$38.1
Significance	6%

Income Test Lowest Significance	6%

Highest Level of Significance	6%

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

Equity method investment A - Significance Tests 2022
(U.S. $ in millions)
Investment Test
SSYS Total Assets	$1,259.8
Equity method investment	$100.2
Significance	8%

Asset Test
SSYS Total Assets	$1,259.8
Equity method investment Total Assets	$81.9
SSYS holding %	46.5%
SSYS Share of equity method investment Total Assets	$38.1
Significance	3%

Income Test
Income Component
SSYS Pretax Income from Continuing Operations	$(17.80)
SSYS Share of equity method investment (46.5%) Pretax Income from Continuing Operations	$(5.4)
Significance	30%

Revenue Component
SSYS Revenue	$651.5
Equity method investment Revenue	$30.6
SSYS holding %	46.5%
SSYS Share of equity method investment Revenue	$14.2
Significance	2%

Income Test Lowest Significance	2%

Highest Level of Significance	8%

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

Equity method investment B - Significance Tests 2023
(U.S. $ in millions)
Investment Test
SSYS Total Assets	$1,133.9
Equity method investment	$0.0
Significance	0%

Asset Test
SSYS Total Assets	$1,133.9
Equity method investment Total Assets	$0.5
SSYS holding %	40%
SSYS Share of equity method investment Total Assets	$0.2
Significance	0%

Income Test
Income Component
SSYS Pretax Income from Continuing Operations	$(84.6)
SSYS Share of equity method investment (46.5%) Pretax Income from Continuing Operations	$(0.3)
Significance	0.4%

Revenue Component
SSYS Revenue	$627.60
Equity method investment Revenue	$0.1
SSYS holding %	40.0%
SSYS Share of equity method investment Revenue	$0.00
Significance	0%

Income Test Lowest Significance	0%

Highest Level of Significance	0%

SEC Division of Corporation Finance
Office of Technology
January 10, 2025

Equity method investment B - Significance Tests 2022
(U.S. $ in millions)
Investment Test
SSYS Total Assets	$1,259.8
Equity method investment	$0.0
Significance	0%

Asset Test
SSYS Total Assets	$1,259.8
Equity method investment Total Assets	$0.7
SSYS holding %	40.0%
SSYS Share of equity method investment Total Assets	$0.3
Significance	0%

Income Test
Income Component
SSYS Pretax Income from Continuing Operations	$(17.8)
SSYS Share of equity method investment (40.0%) Pretax Income from Continuing Operations	$(0.3)
Significance	2%

Revenue Component
SSYS Revenue	$651.5
Equity method investment Revenue	$0.1
SSYS holding %	40.0%
SSYS Share of equity method investment Revenue	$0.0
Significance	0%

Income Test Lowest Significance	0%

Highest Level of Significance	2%